

ADR file nr. 82-2876

Press release

Date June 20, 2006

Not for release, publication or distribution, in whole or in part, in or into any jurisdiction other than the Netherlands and Luxembourg. This is a press release of VNU N.V.

VNU NOTEHOLDERS APPROVE INTRODUCTION OF CALL OPTION

Haarlem, the Netherlands, June 20, 2006 – VNU N.V. (ASE: VNU, "VNU"), a leading global information and media company, today announced that meetings of holders of its:

- EUR 500,000,000 6.625% Bonds due May 30, 2007 (of which the entire issue remains outstanding), ISIN: XS0111874128; and
- NLG 600,000,000 5.50% Bonds due June 16, 2008 (of which the entire issue remains outstanding), ISIN: NL0000121945, Fondscode: 12194;

have approved the introduction in the terms and conditions governing the notes of a right exercisable by VNU to redeem some or all notes at 100% of their nominal amount outstanding plus accrued and unpaid interest. The amendment to the terms and conditions will be binding on noteholders who did not appear or were not represented at the meeting, or who voted against the proposed resolutions, or who abstained from voting thereon, and on holders of coupons.

About VNU
VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media measurement and information (Nielsen Media Research) and business information (Billboard, The Hollywood Reporter, Computing, Intermediair).

VNU is active in more than 100 countries, with headquarters in Haarlem, the Netherlands, and New York, USA. The company employs nearly 41,000 people. Total revenues were EUR 3.5 billion in 2005. VNU is listed on the Euronext Amsterdam (ASE: VNU) stock exchange. For more information, please visit the VNU web site at www.vnu.com.

Press contact	Will Thoretz	New York	+1 646 654 8133
Investor Relations	Peter Wortel	Haarlem	+31 23 546 3692

VNU nv / Corporate Communications / Investor Relations
P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax +31 23 546 39 12
www.vnu.com

ADR file nr. 82-2876

Press release

Date June 19, 2006

Not for release, publication or distribution, in whole or in part, in or into any jurisdiction other than the Netherlands and Luxembourg. This is a press release of VNU N.V.

VNU CALLS NEW MEETING OF NOTEHOLDERS

Haarlem, the Netherlands, June 19, 2006 – VNU N.V. (ASE: VNU, "VNU"), a leading global information and media company, today announced that no quorum was present in today's meeting of holders of the EUR 600,000,000 6.75% Notes due October 29, 2008 (of which EUR 48,923,000 in aggregate principal amount is outstanding), ISIN: XS0137852793. Accordingly, the meeting was adjourned and notice will be given for a reconvened meeting to be held at the offices of Clifford Chance LLP, 10 Upper Bank Street, London E14 5JJ, United Kingdom, on July 4, 2006 at 10:15 a.m. (BST), 11:15 a.m. (CET).

At the reconvened meeting, noteholders will, among other matters, be requested to approve, subject to certain conditions, the introduction of a right exercisable by VNU to redeem some or all notes at 100% of their nominal amount outstanding plus accrued and unpaid interest. Any resolution that is adopted at a meeting of noteholders will also be binding on noteholders who did not appear or were not represented at the meeting, or who voted against the proposed resolutions, or who abstained from voting thereon, and on holders of coupons.

About VNU

VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media measurement and information (Nielsen Media Research) and business information (Billboard, The Hollywood Reporter, Computing, Intermediair).

VNU is active in more than 100 countries, with headquarters in Haarlem, the Netherlands, and New York, USA. The company employs nearly 41,000 people. Total revenues were EUR 3.5 billion in 2005. VNU is listed on the Euronext Amsterdam (ASE: VNU) stock exchange. For more information, please visit the VNU web site at www.vnu.com.

Press contact	Will Thoretz	New York	+1 646 654 8133
Investor Relations	Peter Wortel	Haarlem	+31 23 546 36 92

VNU nv / Corporate Communications / Investor Relations
P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax +31 23 546 39 12
www.vnu.com

ADR file nr 82-2876

Press release

Date June 19, 2006

Not for release, publication or distribution, in whole or in part, in or into any jurisdiction other than the Netherlands and Luxembourg. This is a press release of VNU N.V.

VNU NOTEHOLDERS APPROVE INTRODUCTION OF CALL OPTION

Haarlem, the Netherlands, June 19, 2006 – VNU N.V. (ASE: VNU, "VNU"), a leading global information and media company, today announced that a meeting of holders of its EUR 150,000,000 Extendable Floating Rate Notes due September 28, 2006 (of which EUR 148,200,000 in aggregate principal amount is outstanding), ISIN: XS0145642681, has approved the introduction in the terms and conditions governing the notes of a right exercisable by VNU to redeem some or all notes at 100% of their nominal amount outstanding plus accrued and unpaid interest. The amendment to the terms and conditions will be binding on noteholders who did not appear or were not represented at the meeting, or who voted against the proposed resolutions, or who abstained from voting thereon, and on holders of coupons.

About VNU

VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media measurement and information (Nielsen Media Research) and business information (Billboard, The Hollywood Reporter, Computing, Intermediair).

VNU is active in more than 100 countries, with headquarters in Haarlem, the Netherlands, and New York, USA. The company employs nearly 41,000 people. Total revenues were EUR 3.5 billion in 2005. VNU is listed on the Euronext Amsterdam (ASE: VNU) stock exchange. For more information, please visit the VNU web site at www.vnu.com.

Press contact	Will Thoretz	New York	+1 646 654 8133
Investor Relations	Peter Wortel	Haarlem	+31 23 546 36 92